SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ASCENT CAPITAL GROUP, INC.
__________________________________________________________________
(Name of Issuer)
Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 043632 108
Series B Common Stock: 043632 207

(CUSIP Numbers)

William R. Fitzgerald
c/o Ascent Capital Group, Inc.
5251 DTC Parkway
Suite 1000
Greenwood Village, Colorado 80111
(303) 628-5600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 30, 2019

(Date of Events Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	Series A Common Stock: 043632108
Series B Common Stock: 043632207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Fitzgerald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER Series A Common Stock: 0 Series B Common Stock: 0
	8	SHARED VOTING POWER Series A Common Stock: 0 Series B Common Stock: 0
	9	SOLE DISPOSITIVE POWER Series A Common Stock: 0 Series B Common Stock: 0
	10	SHARED DISPOSITIVE POWER Series A Common Stock: 0 Series B Common Stock: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Common Stock: 0 Series B Common Stock: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Common Stock: 0% Series B Common Stock: 0%
14	TYPE OF REPORTING PERSON IN

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)

Statement of
WILLIAM R. FITZGERALD
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
ASCENT CAPITAL GROUP, INC.

This Report on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Ascent Capital Group, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. William R. Fitzgerald (“Mr. Fitzgerald” or the “Reporting Person”), on July 10, 2014 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement to the Schedule 13D (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”).  This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.        Identity and Background.

The second sentence of Item 2 of the Schedule 13D is amended and restated as follows:

Mr. Fitzgerald is Chairman of the Board of the Issuer.

Item 4.        Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and supplemented to include the following information:

On August 30, 2019, Monitronics International, Inc., a Texas corporation (“Monitronics”), completed its previously announced restructuring (the “Restructuring”) in accordance with the terms and conditions of the Restructuring Support Agreement, dated May 20, 2019 (as amended, the “RSA”), among Monitronics and its domestic subsidiaries party thereto (the “Debtors”), the Issuer, and certain noteholders and term lenders of the Debtors. Substantially concurrently with the Restructuring, the Issuer merged with and into Monitronics (which, after giving effect to the Restructuring is referred to in this Statement as “Restructured Monitronics”), with Monitronics as the surviving company (the “Merger”). In accordance with the terms and conditions of the Agreement and Plan of Merger, dated May 24, 2019 (the “Merger Agreement”), between Monitronics and the Issuer, each holder of Series A Common Stock and Series B Common Stock has the right to receive, in the aggregate, a number of shares of common stock, par value $0.01 per share, of Restructured Monitronics equal to the product of the total number of shares of such series of Common Stock held by such holder immediately prior to the Merger multiplied by the exchange ratio (as described below) provided for in the Merger Agreement.

The exchange ratio in the Merger was 0.1043086, which is equal to the quotient of (a) (i) (A) the Net Cash Amount (as defined in the RSA), which in no event would be greater than $23,000,000, divided by (B) $395,111,570.00 (pursuant to the terms of the RSA, representing the discounted equity value at which participants in the Rights Offering (as defined in the RSA), the Backstop Commitment Parties (as defined in the RSA) and the Equity Commitment Parties (as defined in the RSA) purchase Monitronics common stock, respectively), multiplied by (ii) 22,500,000 (pursuant to the terms of the RSA, representing the number of outstanding shares of Monitronics common stock as of the plan effective date); divided by (b) the number of outstanding shares of Common Stock immediately prior to the effective time of the Merger.

Prior to the consummation of the Merger, the Reporting Person beneficially owned approximately 4.0% of the outstanding shares of Series A Common Stock and approximately 30.2% of the outstanding shares of Series B Common Stock.

Item 5.        Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    Mr. Fitzgerald beneficially owns no shares of Series A Common Stock or Series B Common Stock.

(b)    Not Applicable.

(c)    Other than as described in this Amendment, Mr. Fitzgerald has not executed any transactions in respect of Common Stock within the last sixty days.

(d)    Not Applicable.

(e)    Mr. Fitzgerald ceased to be the beneficial owner of more than five percent of the Common Stock on August 30, 2019.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On August 30, 2019, the Issuer merged with and into Monitronics, with Monitronics as the surviving company, which was effected by the Merger. Substantially concurrently with the Merger, Monitronics completed its previously announced Restructuring.  As a result, all shares of Common Stock beneficially owned by the Reporting Person were converted into the right to receive the merger consideration subject to the terms and conditions of the Merger Agreement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 3, 2019
/s/ William R. Fitzgerald
William R. Fitzgerald

5